Exhibit 21

List of Subsidiaries of the Registrant

Company	State of Incorporation
SIS Capital Corp.	Delaware
Premier P.E.T. Imaging International, Inc.	Delaware
Premier P.E.T. Imaging of Wichita, LLC	Kansas
Premier P.E.T. Imaging of New Jersey, Inc.	New Jersey
Morris County PET Management LLC	New Jersey
Premier P.E.T. of Long Island, LLC	New York
Hialeah PET Management LLC	Florida
P.E.T. Management of Queens, LLC	New York
Suffolk PET Management LLC	New York
Premier PET Imaging of Jacksonville, LLC	Florida
Premier PET Imaging of Tamarac, LLC	Florida
Premier Oncology, Inc.	Delaware
Premier Oncology of New Jersey, Inc.	Delaware

There are no other subsidiaries with significant operations or liabilities.